Exhibit 99.1

NEWS RELEASE

Valcent Products Inc.

October 4, 2006

        (OTC BB: VCTPF; CUSIP: 918881103)

Valcent Products Inc.

Develops “Clean Green” Vertical Bio-Reactor

El Paso, Texas, - October 4, 2006, Valcent Products Inc., (OTCBB:VCTPF) announced today that it has developed a proprietary high density vertical bio-reactor for the mass production of oil bearing algae. While removing large quantities of carbon dioxide (CO2) from the atmosphere. This new bio-reactor is tailored to grow a species of algae that yields a large volume of high grade vegetable oil, which is very suitable for blending with diesel to create a bio-diesel fuel.

The system consists of a series of closely spaced vertical bio-reactors constructed of thin film membranes allowing high levels of light penetration. The membrane is configured for an optimum flow for the growth of algae. This dynamic system produces much higher algae growth rates than conventional static systems. When fully operational, the system yields a constant supply of algae which is harvested, dried and processed to remove the oil, leaving a residue of some 50% by weight, which can also be sold for a variety of commercial products. The system will be a closed loop, which allows for a greater retention of water in the system, and eliminates cross contamination by other algae species.

For purposes of comparison only, an acre of corn will yield approximately 18 gallons per acre per year of oil, whereas Valcent’s new system, using extrapolated data from its own test bed facility, indicates a production yield of up to 150,000 gallons per acre per year. In doing so, up to 90% of the algae, by weight, is sequestered CO2, which will become an additional revenue source, either in the emerging voluntary green credit markets within the USA, or under the Kyoto protocols elsewhere.

Today Valcent announced that it has entered into an agreement with Global Green Solutions Inc. Who will fund the next phase of development of the technology including the completion and testing of a fully operational demonstration pilot plant over the next 9 months.  Global Green expects to invest approximately $2,500,000 in development and has named the joint venture “Vertigro”. In consideration of their investment GGRN will earn a 70% joint venture interest while Valcent’s 30% interest will be wholly carried for commercial industrial use. Valcent retained the right to carry Global Green for a 30% Joint Venture interest if Valcent elects to produce a model for a consumer market. The joint venture interest are subject to third party royalties of 4.5%.  Doug Frater, CEO of Global Green, noted "We are experiencing significant early interest for Vertigro from power utilities, oil and gas production and petrochemical companies, as well as international government institutions.  We are looking forward to working with Valcent's engineering group during the commercialization process"

Exhibit 99.1

Glen Kertz, CEO of Valcent, also commented "In addition to its obvious commercial advantages, we are gratified to be assisting in reducing greenhouse gas emissions while producing a secure source of energy within the USA. We are also proud to note that Vertigro plants will not be built on existing agricultural lands." He also noted, “The development of this product could be a big step towards improving our environment, by creating cleaner air, and producing bio-diesel fuels in a dramatically more efficient and less costly method.”

Valcent Products Inc. designs and creates some of the most technologically advanced and highest quality products on the market today - products that not only improve quality of life, but promote overall good health. With targeted innovation, the company creates products that everyone will use every day.  Valcent is committed to providing superior products and services which provide explicit and definable benefits while advantageously interacting with the environment.  By sound application of these principles, Valcent’s scope and abilities range from daily use consumer products to global environmental projects, all of which address large and proven markets.

For further information see our Web site at www.valcent.net

Contacts:
Valcent Products Inc.
Steve McGuire
1-800-877-1626 or (604) 606-7979

Valcent Products Inc.
Bob Faris
1-800-877-1626 or (604) 606-7979
http://www.valcent.net

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the company’s operations, markets, products and prices and other factors discussed in the company’s various filings with the Securities and Exchange Commission.